082-03023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175


10016270

SUPPL

August 30, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 01 2010
WASH, D.C. SECTION
193

Gentlemen:

Enclosed is information, which ***Golden Hope Mines Limited*** has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Unaudited financial statements dated June 30, 2010
(b) Management Discussion & Analysis dated June 30, 2010

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited



Ronald Haller
Secretary



GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited without review by auditor)

	June 30, 2010	Dec 31, 2009
ASSETS		
Current		
Cash and cash equivalents	$ 2,009,338	$ 685,628
Tax credits receivable (Note 2)	171,848	276,700
Sales tax recoverable	94,064	55,431
Loans receivable (Note 3)	30,000	30,000
Prepaid expenses and sundry assets	48,500	9,000
	2,353,750	1,056,729
Mining claims and deferred exploration expenditures (Note 4)	12,909,920	11,826,518
	$15,263,670	$12,883,277
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 5)	$ 478,081	$ 408,245
Long term debt – current portion (Note 6)	-	110,000
	478,081	518,245
Future income taxes (Note 7)	1,042,000	1,312,000
	1,520,081	1,830,245
SHAREHOLDERS' EQUITY		
Share capital (Note 9)		
Authorized:		
Unlimited common shares		
Issued:		
100,751,216 common shares (2009 – 82,360,083)	20,014,724	17,022,342
Contributed Surplus	4,201,391	4,201,391
Deficit	(10,472,526)	(10,170,701)
	13,743,589	11,053,032
	$ 15,263,670	$12,883,277

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010
(Unaudited without review by auditor)

	2010	2009
Revenue	$ -	$ -
Expenses:		
Shareholders' information	226,272	100,024
Management fees and salaries	51,840	126,143
General and administrative	193,713	110,631
	471,825	336,798
Net loss before income taxes	471,825	336,798
Income tax recovery	170,000	106,000
Net loss for the period	301,825	230,798
Deficit, beginning of period	10,170,701	8,932,898
Deficit, end of period	$10,472,526	$9,163,696
Loss per common share	$ 0.004	$ 0.004
Weighted average number of common shares during the period	87,430,598	64,487,220

See accompanying notes

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2010
(Unaudited without review by auditor)

	2010	2009
Revenue	$ -	$ -
Expenses:		
Shareholders' information	116,947	60,283
Management fees and salaries	24,000	61,922
General and administrative	132,800	80,293
	273,747	202,498
Net loss before income taxes	273,747	202,498
Income tax recovery	100,000	65,000
Net loss for the period	173,747	137,498
Deficit, beginning of period	10,298,779	9,026,198
Deficit, end of period	$10,472,526	$9,163,696
Loss per common share	$ 0.002	$ 0.003
Weighted average number of common shares during the period	92,501,113	65,751,780

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010
(Unaudited without review by auditor)

	2010	2009
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (301,825)	$ (230,798)
Future income taxes, an item not involving cash	(120,000)	(106,000)
	(471,825)	(336,798)
Changes in non-cash components of working capital		
Decrease (increase) in tax credits receivable	104,852	(601,468)
Decrease (increase) in sales tax recoverable	(38,633)	22,442
Increase in loans receivable	-	(5,000)
Decrease (increase) in prepaid expenses	(39,500)	11,000
Decrease in accounts payable	(40,164)	(7,842)
	(485,270)	(917,666)
Financing Activities:		
Sale of common shares for cash	3,164,540	300,000
Value of common shares issued in consideration for resource properties	45,000	-
Agents' commissions	(266,839)	(24,000)
Other share issue costs	(50,319)	-
	2,892,382	276,000
Investing Activities:		
Government grants	-	601,468
Mining claims and deferred exploration expenditures	(1,083,402)	(379,282)
	(1,083,402)	222,186
Increase (decrease) in cash	1,323,710	(419,480)
Cash, beginning of period	685,628	426,494
Cash, end of period	$ 2,009,338	$ 7,014

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2010
(Unaudited without review by auditor)

	2010	2009
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (173,747)	$ (137,498)
Future income taxes, an item not involving cash	(100,000)	(65,000)
	(273,747)	(202,498)
Changes in non-cash components of working capital		
Decrease (increase) in tax credits receivable	104,852	(601,468)
Increase in sales tax recoverable	(52,309)	(5,915)
Decrease (increase) in prepaid expenses	(39,500)	10,000
Increase in accounts payable	7,238	48,496
	(253,466)	(751,385)
Financing Activities:		
Sale of common shares for cash	3,142,040	300,000
Value of common shares issued in consideration for resource properties	45,000	-
Agents' commissions	(266,839)	(24,000)
Other share issue costs	(50,319)	-
	2,869,882	276,000
Investing Activities:		
Government grants	-	601,468
Mining claims and deferred exploration expenditures	(904,972)	(241,689)
	(904,972)	359,779
Increase (decrease) in cash	1,711,444	(115,606)
Cash, beginning of period	297,894	122,620
Cash, end of period	$2,009,338	$ 7,014

See accompanying notes

GOLDEN HOPE MINES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2010
(Unaudited without review by auditor)

1. Summary of Significant Accounting Policies

Nature of operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Cash and cash equivalents

Cash and cash equivalents comprise cash, bank balances and highly-liquid short-term investments initially maturing within three months of their acquisition date.

Credit on mining duties refundable and refundable tax credit for resources

The Company is eligible for a refundable credit on mining duties under the Quebec Mining Duties Act. This refundable credit on mining duties is equal to 12% of expenses incurred for mining activities in Quebec and is recognized as a credit under deferred expenditures.

The Company is also eligible for a refundable tax credit for resources for mining industry companies in relation to eligible expenses incurred. The refundable tax credit for resources represents up to 38.75% of the amount of eligible expenses incurred. The tax credit is recognized as a credit under deferred expenditures.

Mining claims and deferred exploration expenditures

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred net of government assistance received, until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Impairment of long-lived assets

The Company evaluates the future recoverability of its long-lived assets to determine if events or change in circumstances have transpired which indicate that the carrying value of assets may not be recovered. An impairment loss would be recognized when the net book value of such assets exceeds the estimated undiscounted future cash flows attributable to such assets.

Use of estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments." This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Foreign currency translation

The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Exchange gains or losses are included in operations.

Financial instruments

The Company has designated cash and cash equivalents, as assets held for trading. Accounts receivable are designated as receivables and accounts payable and accrued liabilities are designated as other liabilities. These financial instruments have been initially measured at fair value. Receivables and accounts payable and accrued liabilities are subsequently measured on the basis of amortized cost using the effective interest rate method. Assets held for trading are revalued on the reporting date based on relevant market information and information about the financial instrument. These valuations are estimates and changes in assumptions could significantly affect the estimate.

a) Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Cash and cash equivalents are composed of deposits with Canadian and United States financial institutions. Further, the Company limits its credit risk to any individual counterparty. The Company's receivables consist primarily of GST due from the Federal Government of Canada, QST and tax credits receivable due from the Ministry of Revenue of Quebec.

b) Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices and is comprised of three types of risk:

 i) Interest rate risk arises because of changes in market interest rates. The Company's cash and cash equivalents are subject to minimal risk in changes in value, have an original maturity of 90 days or less from the date of purchase, and are readily convertible into cash.

 ii) Currency risk arises because of changes in foreign exchange rates. Some of the Company's current activities are priced in United States dollars.

 iii) Price risk - the Company will be exposed to price risk with respect to commodity prices, specifically gold, once production commences.

c) Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities as they fall due.

Adoption of new accounting standards

Effective January 1, 2009, the Company adopted the amended CICA Handbook Section, 1400, "General Standards of Financial Statement Presentation", Section 1535 "Capital Disclosures", and Section 3031, "Inventories".

Section 1400 requires management to make an assessment of an entity's ability to continue as a going concern when preparing financial statements. Section 1535 establishes standards for the disclosure of information regarding a company's capital and how it is managed. This required disclosure is presented in note 13. Section 3031 establishes that inventories should be measured at the lower of cost and net realizable value. The adoption of these policies did not have an impact on the Company's financial statements.

In February 2008, the CICA issued CICA Handbook Section 3064, "Goodwill and intangible assets", replacing Section 3062, "Goodwill and other intangible assets" and Section 3450, “Research and development costs". The new section will become effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of these sections did not have an impact on the Company's financial statements.

In January 2009, the CICA issued the Emerging Issues Committee ("EIC") Abstract EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement". It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The adoption of this section did not have an impact on the Company's financial statements.

Financial instruments - disclosure

In June 2009, the CICA amended CICA Handbook Section 3862, "Financial Instruments - Disclosures", which requires additional disclosure of fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements (Level 1, Level 2 and Level 3 inputs as defined in the standard). The amendment is applicable for years ending after September 30, 2009 and harmonizes with disclosures currently required under US Generally Accepted Accounting Principles ("GAAP"). The adoption of this amendment did not have an impact on the Company's financial statements.

Mining exploration costs

In March 2009, the Emerging Issues Committee issued EIC-174, "Mining Exploration Costs", which provides guidance on the capitalization of exploration costs related to mining properties and the impairment review of such capitalized exploration costs. The adoption of this EIC did not have an impact on the Company's financial statements.

Recent accounting pronouncements

Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, "Business Combinations", which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued CICA Handbook Sections 1601, "Consolidated Financial Statements", and 1602, "Non-Controlling Interests", which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. Adoption of these standards is not expected to have a material impact on the Company's financial statements.

Equity

In August 2009, the CICA issued certain amendments to CICA Handbook Section 3251, "Equity". The amendments apply to entities that have adopted Section 1602, "Non-controlling interests". The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity. As the Company has not adopted section 1602, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company and there is no impact to the financial statements for the six month period ended June 30, 2010.

International financing reporting standards

The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards ("IFRS") over a transition period that is effective for the fiscal year's commencing on or after January 1, 2011. The impact of the transition to IFRS on the Company's financial statements has not yet been determined.

2. Tax credits receivable

Quebec refundable credit on mining duties at 12%	June 30, 2010	Dec. 31, 2009
2006	$ -	$ 36,361
2007	-	68,491
2008	171,848	171,848
	$ 171,848	$ 276,700

The credits for 2006 and 2007 totalling $104,852 were received April 9, 2010.

3. Loans receivable

	June 30, 2010	Dec. 31, 2009
Loan receivable is due from Optimus Asset Management Inc., a company related to a shareholder and director of the company. The loan is non-interest bearing, unsecured and due on demand. The loan was repaid in full on July 9, 2010.	$ 30,000	$ 30,000

4. Mining claims and deferred exploration expenditures

	Opening	Additions	Closing
Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$ 1,056,781	$ 62,709	$ 1,119,490
Exploration	10,602,826	1,020,693	11,623,519
Pembroke, Maine, USA			
Acquisition	166,911	-	166,911
	$ 11,826,518	$ 1,083,402	$ 12,909,920

Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profit royalty. The claims were acquired from Gold Belt Mining Ltd. (Note 9).

On November 19, 2007, the Company acquired the remaining interest in claims located in Bellechasse Township, Quebec, for $275,000 on the following terms: (i) the issue of 166,668 common shares of the Company valued at $0.30 for $50,000 in order to earn an additional 25% interest; (ii) $100,000 cash payable on or before May 10, 2008 in order to earn an additional 25% interest and (iii) $125,000 cash payable on or before November 28, 2008 in order to earn the remaining 25% interest. The claims are subject only to a 5% net profit royalty on net profits in excess of $250,000. During 2008, the Company renegotiated the payment terms of the agreement. In lieu of the $125,000 payment payable on or before November 25, 2008, the Company paid $25,000 on April 30, 2009 and $25,000 on June 30, 2009 to earn an additional 25% interest in the claims. The Company paid $25,000 on September 30, 2009, $50,000 on December 31, 2009 and $60,000 on June 30, 2010 to earn the remaining 25% interest in the claims.

The property now consists of approximately 500 claims for a total of 25,000 hectares (61,776 acres).

Pembroke, Maine, USA

Pursuant to an agreement dated October 1, 2007, the Company had purchased the surface rights in certain properties located in Pembroke in the state of Maine, U.S.A. and described as follows:

Mains Properties - containing approximately 160 acres.

Gardner Property - containing approximately 67 acres.

Part of Wilder Properties - containing approximately 15 acres.

The properties were acquired for $122,375 ($125,000 USD).

On May 15, 2007, the Company reached a settlement agreement for the purchase of the land located in Pembroke, Washington County, U.S.A., being the northwestern half of lot number six (6) in the fourth (4th) range, containing approximately 100 acres, from Irene and Gary Moore, for a total settlement amount of $41,056 ($36,000 USD).

5. Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $79,833. At June 30, 2010, this amount is still outstanding and bears interest plus costs.

6. Long term debt

	June 30, 2010	Dec 31, 2009
Liability for the purchase of mining claims in Bellechasse Township, Quebec (Note 4)	$ -	$ 110,000
Less: Current portion	-	110,000
	$ -	$ -

7. Income taxes

The tax effect of significant temporary differences representing future tax liability is as follows:

Future income tax liabilities	June 30, 2010	Dec. 31, 2009
Renounced expenditures	$ 2,337,000	$ 2,337,000
Operating loss carry forwards	(1,095,000)	(925,000)
Share issue costs	(200,000)	(100,000)
	$ 1,042,000	$ 1,312,000

As at December 31, 2009 , the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

2010	$ 197,000
2014	142,000
2025	91,000
2026	138,000
2027	945,000
2028	964,000
2029	515,000
	$ 2,992,000

As at June 30, 2010, the Company had exploration and development expenses totaling approximately $5,000,000 (December 31, 2009 - $4,262,000) available to reduce future year's taxation income.

8. Related party transactions

The Company paid management fees in the amount of $3,840 (2009 - $78,143 salary) to the former President of the Company.

By directors' resolution dated July 29, 2010, it was resolved that the current President of the Company be paid a salary of $150,000 per year.

The Company paid management fees in the amount of $48,000 (2009 - $48,000) to 9132-8757 Quebec Inc., a company owned by the current President of the Company.

The Company paid legal fees in the amount of $88,665 (2009 - $36,000) to a firm of which a director of the Company is a partner. Of these amounts $33,004 (2009 - $23,618) are included in share issue costs.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Share capital

(a) Common shares

	Number of Shares	Amount
Balance, December 31, 2009	82,360,083	$17,022,342
Issued for cash on private placements	16,233,276	2,921,990
Issued for cash on exercise of warrants	1,490,000	209,550
Issued for cash on exercise of options	417,857	33,000
Issued for mining claims	250,000	45,000
Agents' commissions	-	(266,839)
Other share issue costs	-	(50,319)
Tax benefits of share issue costs	-	100,000
Balance, June 30, 2010	100,751,216	$20,014,724

On April 30, 2010, the Company issued 250,000 common shares valued at $0.18 per share to Gold Belt Mining Ltd. for the acquisition of the 10% net profit royalty in regard to its Bellechasse, Panet and Ware Townships, Quebec mining claims (Note 4).

On May 6, 2010, the Company announced the completion of the first tranche of a non-brokered private placement, of 10,584,276 units of the Company (each a "Unit") at a price of $0.18 per Unit for gross proceeds of $1,905,170.

Each Unit is comprised of one common share of the Company (each a "Common Share") and one Common Share purchase warrant (each a "Warrant"). Each Warrant is exercisable into one Common Share at a price of $0.25 per share for a period of 24 months.

On May 28, 2010, the Company announced the completion of a non-brokered private placement, of 5,649,000 units of the Company (each a "Unit") at a price of $0.18 per Unit for gross proceeds of $1,016,820.

Each Unit is comprised of one common share of the Company (each a "Common Share") and one Common Share purchased warrant (each a "Warrant"). Each Warrant is exercisable into one Common Share at a price of $0.25 per share for a period of 24 months.

Subsequent to June 30, 2010, an additional 727,500 warrants were exercised for $91,725 cash and an additional 1,380,000 options were exercised for $483,000 cash.

(b) Warrants

At March 31, 2010, the following warrants were outstanding:

Warrants Outstanding	Exercise Price	Exercisable on/or before
2,142,857	$0.50	May 6, 2011
208,533	0.12	July 3, 2011
2,073,000	0.12	October 23, 2011
3,075,834	0.15	December 18, 2011
10,949,259	0.25	May 6, 2012
6,157,410	0.25	May 28, 2012
24,606,893		

10. Stock based compensation

A summary of the status of the Company's employee stock option plan as of June 30, 2010 and 2009 and changes during the periods then ended are as follows:

	Number of options	2010 Weighted Average Exercise Price	Number of options	2009 Weighted Average Exercise Price
Outstanding, beginning of period	4,599,857	$ 0.32	5,086,000	$ 0.33
Issued during the period	4,625,000	0.27	875,000	0.12
Exercised during the period	(417,857)	(0.08)	-	-
Expired during the period	(222,000)	(0.34)	(1,444,000)	(0.29)
Outstanding, end of period	8,585,000	$ 0.31	4,517,000	$ 0.30

At June 30, 2010, the following employee stock options were outstanding:

Options	Price	Expiry
3,160,000	0.35	September 30, 2010
275,000	0.12	May 19, 2011
525,000	0.12	February 17, 2012
100,000	0.53	June 21, 2012
4,225,000	0.25	June 8, 2013
300,000	0.53	June 18, 2013

11. Commitments

During 2008, a claim was filed against the Company by a vendor. The action alleges an unpaid debt owing to the vendor totalling $108,120 and an additional unspecified amount of damages. Management assessed that its premature to determine the likely outcome of this action. Included in accounts payable is $73,868 payable to the vendor.

12. Financial instruments

Fair value

For certain of the Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued liabilities the carrying amounts approximate fair value due to their immediate or short-term maturity.

The fair value of the amounts due to related parties cannot be determined with any degree of certainty, as the commercial lending rate for comparable loans cannot be determined.

13. Capital management

The Company defines capital as shareholders' equity. The Company's objectives when managing capital are to:

- ensure sufficient liquidity to support its financial obligations and execute its operating and strategic plans;
- maintain financial capacity and access to capital to support future development of the business while taking into consideration current and future industry, market and economic risks and conditions; and
- utilize short term funding sources to manage its working capital requirements.

The Company has no externally imposed restrictions on capital.

14. Comments for U.S. readers

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the United States create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and reconciliation with United States accounting practices is appropriate for United States readers of the financial statements.

The financial statements of the Company for the six month period ended June 30, 2010 and the year ended December 31, 2009 have been prepared in accordance with the generally accepted accounting principles as applied in Canada (Canadian "GAAP"). In the following respects, generally accepted accounting principles as applied in the United States ("U.S. GAAP") differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the three month period ended June 30, 2010 and the year ended December 31, 2009 if U.S. GAAP were employed. Similarly, there would be no adjustments needed to arrive at shareholders' equity as at June 30, 2010 and December 31, 2009 if U.S. GAAP were employed.

Accounting for future (deferred) income tax

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at June 30, 2010 and December 31, 2009, the difference in rate determination did not result in any adjustments from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and , accordingly, a full valuation allowance was recorded on such assets.

Contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called "additional paid in capital".

15. Statement of Shareholders' Equity

	Common Shares	Amount	Contributed Surplus	Deficit	Total
Balance, December 31, 2007	49,631,047	$15,038,822	$3,451,421	$(8,255,375)	$10,234,868
Sale of common shares for cash	13,097,562	1,576,000	-	-	1,576,000
Common shares issued for mining claims	480,000	100,800	-	-	100,800
Agents' commissions	-	(113,150)	-	-	(113,150)
Reduction for future income tax liability	-	(499,000)	-	-	(499,000)
Tax benefit of share issue costs	-	49,000	-	-	49,000
Fair value of stock based compensation	-	-	43,043	-	43,043
Fair value of warrants	-	(50,402)	50,402	-	-
Net loss	-	-	-	(677,523)	(677,523)
Balance, December 31, 2008	63,208,609	16,102,070	3,544,866	(8,932,898)	10,714,038
Sale of common shares for cash	19,151,474	1,734,520	-	-	1,734,520
Agents' commissions	-	(192,747)	-	-	(192,747)
Other share issue costs	-	(36,011)	-	-	(36,011)
Fair value of warrants issued	-	(602,851)	602,851	-	-
Reduction of future income tax liability	-	(52,000)	-	-	(52,000)
Tax benefit of share issue costs	-	61,000	-	-	61,000
Fair value of stock based compensation	-	-	62,035	-	62,035
Fair value of brokers warrants issued as commission	-	(23,579)	23,579	-	-
Fair value of warrants exercised	-	31,940	(31,940)	-	-
Adjustments to future income tax liability	-	-	-	(677,000)	(677,000)
Net loss	-	-	-	(560,803)	(560,803)

Balance due December 31, 2009	82,360,083	17,022,342	4,201,391	(10,170,701)	11,053,032
Sale of common shares for cash	18,141,133	3,164,540	-	-	3,164,540
Common shares issued for mining claims	250,000	45,000	-	-	45,000
Agents' commissions	-	(266,839)	-	-	(266,839)
Other share issue costs	-	(50,319)	-	-	(50,319)
Tax benefits of share issue costs	-	100,000	-	-	100,000
Net loss	-	-	-	(301,825)	(301,825)
Balance, June 30, 2010	100,751,216	20,014,724	4,201,391	(10,472,526)	13,743,589

File Number: 82-4991


GNH
GOLDEN HOPE
MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the six month period ended June 30, 2010

Introduction:

This Management's Discussion and Analysis ("MD&A") of results of operations and financial condition of Golden Hope Mines Limited ("Golden Hope" or "the Company") describes the operating and financial results of the Company for the six month period ended June 30, 2010. The MD&A supplements do not form part of the Financial Statements of the Company and should be read in conjunction with Golden Hope's audited Financial Statements and related notes for the year ended December 31, 2009 and unaudited Financial Statements and related notes for the six month period ended June 30, 2010.

The Company prepares and files its Financial Statements in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts herein are in Canadian currency unless otherwise specified.

Forward-looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. The use of any of the words "believe", "expect", "estimate", "will", "should", "intend" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes these expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included herein should not be unduly relied upon. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and, accordingly, is subject to change after such date. We expressly disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

Date of MD&A

This MD&A was prepared using information that is current as at August 30, 2010, unless otherwise stated.

Overview

Golden Hope Mines Limited is a junior mining company focused on the exploration acquisition and development of potentially large-scale gold and base metal projects with both underground and open-pit mining potential. Golden Hope's projects are located in the Bellechasse/Beauce Region of South Eastern Quebec, Canada.

Mineral Properties

The Company's exploration focus is a large group of mineral claims in the Bellechasse – Chaudière area of Quebec, Canada (south east of Quebec City).

Bellechasse Gold Project

The 100% owned Bellechasse property is located south east of Quebec City within the northern part of the Appalachian range of mountains. The property consists of approximately 500 claims totaling 25,000ha (61,776 acres). It covers over 85% of a known mineralized belt. The Quebec property covers an area of continental collision in which transform faulting is common. Locally, this collision terrain is part of the Appalachian Mountain fold belt. Widespread gold mineralization has historically been found between Bellechasse and west of the Chaudière River.

Mineralization with potential economic interest is hosted in zones of fracturing and brecciation in the older intrusives or other pre-existing competent rocks in structural features related to regional trans-current/transform faults.

Regional prospecting has located a series of post-Taconic ultrabasic bodies with associated alteration zones that contain base and precious metals. A detailed examination including mapping, sampling and diamond drilling is underway.


Legend
Devonian
Calcareous Sediments
Ordovician
Gabbro, Diorite
Magog Group : Siltstone, Mudstone, Shale, Sandstone
St. Daniel (mélange)
Cambrian
Rosaire (paraschist)
Caldwell Group
Alkali Basalts
Arkose, Mudstone
Serpentinite
Serpentinized Ultramafic Rocks
Paragneiss
Fault
Golden Hope Mines Claims
Pending Claims
Claims Held by Others
Gold showing / deposit
Zn-Au-Cu-Ag showing / deposit
Ni-Zn-Cu-Au showing / deposit
Pt showing
Geochemical Anomaly
Towns
Golden Hope Mines Limited
Bellechasse Project
Regional Geology and Property Map
Talon Ste. Lucie
Eastern Metals
St. Luc Est
St. Luc
Lavallis Mountain
Timmins / Ascot
FSG Anomaly
Moose Cliff
Lafayette
Riviere des Plantes
Chute du Bras
Riviere du Cinq
MAINE
N
5160000N
Coordinates NAD 83 - Zone 19
0 kilometres 20
March 4, 2010

Claim map as of March 4, 2010

Background Information

Bellechasse-Timmins Gold Deposit

The Bellechasse-Timmins gold zone is hosted by an early diorite intrusive emplaced in Lower Palaeozoic sediments of southeastern Quebec. Gold was first confirmed in the Bellechasse area in 1950, and the Ascot and Timmins 1 zones were discovered at that time.

A third mineralized body was indicated by shallow diamond drilling in 1952 and referred to as the Timmins South Zone (now called Timmins 2). Due to thick overburden, trenching did not reach bedrock and the mineralized zone was not exposed. Little subsequent work was done until the current program began in the fall of 2006.

The Timmins 1, Timmins 2, and Ascot zones appear to be parts of one structural system. These three mineralized zones lie within an area measuring approximately 150 meters by 450 meters.

Management believes that, because of the geological setting, these mineralized zones show potential for significant continuity to depth (at least 1,000 meters). The deepest diamond drill hole at Timmins 1 reached 308 metres below surface and 225m at Timmins 2 and confirms vertical continuity of the mineralized system.

The Ascot Zone in Lot 10, Range 2 Bellechasse Township was exposed by trenching in 1950 along a strike length of 210 metres where the overburden cover is less than two metres. Additional diamond drilling to identify possible extensions of the mineralised zone as well as for structure is planned.

Bellechasse-Timmins Gold deposit (Quebec):

Exploration program 2010:

In the past three years much has been achieved in defining and expanding the promising Bellechasse-Timmins gold prospects and identifying the geological environments in which that style of mineralization may be repeated elsewhere within the Company's property in the Bellechasse belt of southeastern Quebec.

Bellechasse-Timmins Gold Deposit Highlights:

2006: Large diameter down-hole hammer drilling yielded up to 12g/t Au; first results from the newly formed team.

2007: Diamond drilling and trenching on mineralization near the historic Timmins Zone identified a predicted Timmins 2 Zone. T2 is the structural twin of the original mineralized intrusive discovered in 1952. 40 metres of trench sampling was also completed on T1. Samples of ~80kgs for each metre of trench returned a continuous 3.8 g/t Au over 38m. These results confirm that with larger samples, grades increase substantially (almost 80% higher) when compared to the 2003 and 2004 diamond drill assays results.

Assays on T2 diamond drill core yields up to 7.5g/t Au over 6.45m.

2008: Extensive diamond drilling program on T2 intrusive identified two distinct mineralized zones. The interpretation of the data significantly increased the size of the T2 mineralized structures and has allowed a much better understanding of the Timmins style mineralization. Result highlights include 8m of 3.48g/t Au. Large samples (200 to 300+ kg) will be crushed to ½ inch. Sub-samples will be taken to our warehouse for further crushing, splitting and 1kg samples sent for standard fire assays. Result highlights included 8m of 3.48 g/t Au..

Compilation of 50 years of data shows higher grade mineralized zones in Timmins 1 and 2 that appear to have horizontal and vertical continuity. They also demonstrate excellent potential for these zones to extend horizontally outside of current explored areas and to depth.

Extensive structural mapping of the Bellechasse belt has defined criteria to identify other 'Timmins type' mineralized zones. Three potential Timmins type intrusives have been identified in the Bellechasse belt by mapping and the completion of our 2008 structural interpretation. The limits of one target anomaly have been defined by a geochemical survey that rated the potential for gold mineralization at 4.5 out of 6. The two other target areas will be tested in a similar fashion in 2009.

Throughout the spring, summer and fall of 2008, an extensive exploration program was continued on the Bellechasse - Chaudière group of claims in Quebec.

The goals of the program were as follows:

- Define the extent of the mineralization on the Timmins 2 deposit below surface
- Map and explore at surface the multiple ultramafic targets staked in 2007 – 2008
- Select potential ultramafic and other regional targets for follow-up drill testing

In the spring of 2008, a regional structural and geophysical study was completed. The results are an important guide for the current exploration program.

A new drill program was announced on June 19th, 2008. The first phase was designed to further define the structure, continuity, and extent of mineralization at depth in the Timmins 2 gold-bearing zone.
The program continued throughout the summer as the drilling confirmed the continuity of structure and mineralization. Logging of the cores shows geology similar to Timmins 1 as well as multiple occurrences of visible gold from near surface to approximately 200 metres depth reached by the deepest holes.

Result highlights include:

- 8 meters 3.48 g/t Au average
- 4 meters of 3.42 g/t Au average
- 4 meters of 2.317 g/t Au average
- 2 meter of 2.26 g/t Au average

Hole BD 2008-92, the deepest hole drilled into the Timmins 2 zone, in addition to 4.35g/t in a six meter core section beginning at 130m returned 1.36 g/t Au over one meter of core at 300m demonstrating that mineralization is open at depth. More complete results are published in the table below as well as on our website. Cross sections of the Timmins 2 mineralized zones are also posted on our website.

The 2008 program allowed our technical team to better define the geology and structure of the Timmins gold deposit adjacent to previous positive drill results obtained during the 2007 diamond drilling program.

We now have two mineralized bodies: Timmins 1 which is the historical deposit found in 1952 and Timmins 2 which was uncovered by GNH in 2007 and partially defined by diamond drilling in 2008.

Both mineralized intrusives contain horizontal (flats) and vertical to steeply dipping auriferous quartz veins. Gold is present in small clusters of nuggets. Both in T1 and T2, the vertical to steeply veins, are traceable over significant distances (metres) and returned higher assay results. In the 2008 drill program, a vein system dipping southeast at approximately 70 degrees has been traced down-dip sub-parallel to the southeast intrusive contact with a sedimentary roof pendant.

During the 2008 program, GNH also completed a geochemical soil survey on a target with Timmins-style mineralization. The target received a 4.5 rating out of 6 and is drill ready.

Two additional areas favourable for hosting Timmins type deposits have been identified from the efforts of the past two years and warrant similar geochemical sampling with detailed follow-up investigations.

Results of 2008 Diamond Drill Program on Timmins II:

Hole No.	From (m)	To (m)	Interval (m)	Au Result (g/t)
BD2008-79	86	87	1.000	1.310
BD2008-80	122	123	1.000	1.465
BD2008-82	198.5	199.5	1.000	1.035
BD2008-83	130.0	131.0	1.000	1.989
BD2008-84	76.0	77.0	1.000	1.009
and	94.0	95.0	1.000	1.275
BD2008-86	41	45	4	3.418
including	42	43	1.000	8.539
and	60.0	61.0	1.000	1.778
BD2008-87	13.0	14.0	1.000	3.633
and	22.0	24.0	2.000	1.515
and	27.0	29.0	2.000	2.263
and	40.0	42.0	2.000	1.811
BD2008-88	20.0	22.0	2.000	1.028
and	46.0	50.0	4.000	2.317
including	46.0	47.0	1.000	6.746
and	63.0	64.0	1.000	6.727
BD2008-90	14.0	14.5	0.500	9.299
and	29.5	30.5	1.000	2.036
and	48.0	49.0	1.000	7.423
BD2008-92	132.0	140.0	8.000	3.477

including	138.0	139.0	1.000	8.891
and	182.0	185.0	3.000	1.301
and	187.0	188.0	1.000	1.105
and	204.0	205.0	1.000	1.263
and	210.0	211.0	1.000	2.576
and	300.0	301.0	1.000	1.367

GNH systematically reprocesses positive drill samples with total pulp metallic preparation in order to lessen the nugget effect.

May 2009: Release of Progress Report on the Timmins Gold Deposit. (Press release of May 20th 2009)

Highlights of report include:

- It is reasonable to expect the mineralized structures to extend beyond the economic limit of mining which, considering current costs and the price of gold, is estimated to be about 1,000 metres below surface
- Results of sampling diamond drill cores from Timmins 1 suggest an average grade in the order of 2 g/t. Bulk sampling in a 2007 trench returned an average of about 3.8 g/t and suggests the true gold content exceeds drill indicated values.
- The 'cores' of the mineralized zones suggest a tonnage potential of 18,700 tonnes per vertical metre and 30,000 tonnes per vertical meter if adjacent less intensely-mineralized material is included (18.7 to 28 millions tonnes to a depth of 1000 meters).

The complete report is available on our website at www.goldenhopemines.com

On September 30, 2009, Golden Hope Mines announced a large scale bulk sample program on its wholly owned Bellechasse (Timmins) Gold property. A total of seven new trenches were blasted across portions of the T1 and T2 mineralized zones. The 2007 Rico trench was re-sampled as part of the current study. 84 bulk samples ranging from approximately 5 to 15 tonnes each were recovered. The majority of samples represented 2 meter advances across the strike of the mineralization: Several 3 metre samples were collected where field conditions dictated. The trenches can be viewed on the company's web site at www.goldenhopemines.com/UserFiles/BC_min_zones.pdf.

A mobile crushing and screening plant set up on the property processed each individual bulk sample to 100% passing 50mm. All samples are archived on the property in a prepared area and each sample is marked and mapped to permit re-sampling if required.

Five ~20kg sub-samples were collected from each lot for further size reduction to ~95% passing 6mm. This product is riffled to yield two ~1 kg cuts for total pulp metallic treatment in a commercial assay laboratory.

In addition, 84 ~75kg to 100kg trench-bottom samples corresponding to the bulk samples were collected. Each of these was crushed to approximately 6mm and riffled to yield two ~1kg splits for total pulp metallic treatment.

On March 1, 2010, Golden Hope announced its bulk sample results on the T1 portion of the Bellechasse-Timmins mineralized zone.

The simple average of values for samples from within the mineralized portion of the T1 zone exposed at surface is approximately 3g Au/metric tonne (2.998) using a 0.5g/t cut-off. The mineralized area exposed at surface has a strike length of about 100 metres and a maximum width of approximately 48m.

The results from each of the trenches are presented in the table below;

Zone	Trench	Sample Number	From (m)	To (m)	Length (m)	Bulk Sample Results (g/ t Au)

T1	09A	09A #1	0	3	3	0.446
		09A #2	3	5	2	2.616
		09A #3	5	7	2	2.762
		09A #4	7	9	2	8.122
		09A #5	9	11	2	10.56
		09A #6	11	13	2	5.588
		09A #7	13	15	2	1.196
		09A #8	15	17	2	2.502
		09A #9	17	19	2	5.879
		09A #10	19	21	2	8.75
		09A #11	21	23	2	2.384
T1	09D	09D #1	0	3	3	0.418
		09D #2	3	5	2	0.415
		09D #3	5	7	2	0.477
		09D #4	7	9	2	0.548
		09D #5	9	11	2	6.923
		09D #6	11	13	2	2.074
		09D #7	13	16	3	1.231
T1	09D1	09D1 #1	0	2	2	1.622
		09D1 #2	2	4	2	1.074
T1	09D2	09D2 #1	0	2	2	11.98
		09D2 #2	2	4	2	3.578
		09D2 #3	4	6	2	2.735
		09D2 #4	6	8	2	0.307
		09D2 #5	8	10	2	0.127
		09D2 #6	10	12	2	0.181
		09D2 #7	12	14	2	0.426
		09D2 #8	14	16	2	0.084
		09D2 #9	16	18	2	0.145
		09D2 #10	18	20	2	0.312
		09D2 #11	20	22	2	0.607
		09D2 #12	22	24	2	0.357
		09D2 #13-14	24	28	2	0.962
		09D2 #15	28	30	2	0.083
T1	09E	09E #1	2	4	2	0.025
		09E #2	4	6	2	0.174
		09E #3	6	8	2	0.594
		09E #4	8	10	2	0.722
		09E #5	10	12	2	3.057
		09E #6	12	14	2	1.664
T1	09F	09F #1	0	2	2	0.387
		09F #2	2	4	2	0.996
		09F #3	4	6	2	1.344
T1	09G	09G #1	2	4	2	0.426
		09G #2	4	6	2	0.774
		09G #3	6	8	2	0.531
		09G #4	8	10	2	0.309

These results help to define the limits of mineralization at surface and give valuable information to assist in the correlation of gold values from existing diamond drilling and down-hole hammer work.

The Company and its geological team are encouraged by this information which supports earlier work and historical results suggesting reliability of grade estimators improves with sample size.

The T1 mineralized zone has been intersected 300m below surface where diamond drilling shows brecciation of the diorite, frequency of quartz veining, and gold distribution similar to that observed at surface and in shallower diamond drill intersections.

Brecciation is confined to the competent intrusive rocks. Mineralization does not extend appreciably into the host sediments. Exposure of the mineralized diorite of the T1 zone at surface is limited by intruded sediments both to the southwest and to the northeast. Geological and geochemical data suggest mineralization within the diorite extends beneath the sediments in both directions.

Parallel mineralized zones that lie to the southeast have been traced for more than 300 metres along strike and are open in both directions, suggesting a similar strike potential for the T1 zone.

Additional data are posted on the Company website at www.goldenhopemines.com.

The company also completed a large scale geochemical survey on the extensions to Timmins 1, Timmins 2, Ascot and the 88 zone. The company completed collection of soil samples in a program of soil gas hydrocarbon geochemistry designed to test for extensions of the known gold-bearing zones of the Bellechasse-Timmins) Gold deposit.

The surveys cover areas on strike of the known mineralization (T1, T2, and Ascot) and also tests for parallel zones to the north and to the south. The soil gas hydrocarbon technique can detect mineralization to depths in excess of 200 metres below surface through glacial overburden or bedrock, or a combination of both. The geochemical survey tested areas on strike of the known T1 and T2 mineralized zones for 250 metres to the northeast and 250 metres to the southwest. The third area investigated lies to the north and northeast of the Ascot vein, and the fourth about 500m south-southeast of T1.

All four areas returned good to strong gold indicator responses. Four anomalies suggest extension of zones known from stripping and diamond drilling. An additional 8 to 10 anomalies require further investigation. These include five in previously unexplored ground that indicate possible mineralized structures parallel to the T1 and T2 zones.

Golden Hope Mines Limited then completed collecting soil samples in the second phase of a soil gas hydrocarbon survey adjacent to the Belllechasse-Timmins gold prospect. The sampling filled in between the original four test areas and gives partial coverage over the known mineralized zones where soil had not been removed. Results from both the fill-in soil sampling and the snow sampling were reported on March 04, 2010.

A composite interpretation of data from all three surveys has been prepared and is posted on the Company website at www.goldenhopemines.com.

Initial interpretation of these data suggest fifteen or more areas showing anomalous gold indicator responses that warrant additional exploration. Some of these anomalies overlie the expected extensions of known gold mineralization and others suggest previously unknown auriferous structures may be present.

Recent compilation and reinterpretation of existing diamond drilling data indicate frequent repetition of parallel zones of brecciation and quartz veining in the diorite intrusives for at least 500 metres across strike to the southeast of the T1 zone. Geochemical results from extensions of the sampling grid north of the St-Joseph road suggest the possibility of similar parallel structures north and northeast of the T1 and Ascot zones in ground not yet explored by the Company.

The results of this Geochemical survey revealed the potential for both on strike extensions of the known mineralized zone as well as 7 or more potential sub-parallel zones over a 600m width. The soil sampling area can be viewed in detail on the Company's website at www.goldenhopemines.com.

On April 13, 2010 Golden Hope Mines Limited announced the first 2000m phase of the 2010 field season diamond drilling program on its Bellechasse-Timmins property in southeastern Quebec. Subsequently, on April 30, 2010 the company then announced an additional 2000m diamond drill campaign on its Bellechasse-Timmins property.

On June 3, 2010 Golden Hope Mines Limited announced that it had once again extended its current drill contract on its Bellechasse-Timmins property for an additional 2000m. The company had already completed over 4100m of drilling in 25 holes. The core from the initial drill campaign of approximately 2000m in 14 holes announced on

April 13 had been logged, cut and sent out for assaying. Core from the additional drilling of approximately 2000m in 11 holes announced on April 30 was being processed.

On July 12, 2010 Golden Hope Mines Limited announced an additional 3285 metres of drilling in 15 holes. Nine of these holes were spotted to test extensions of recently discovered zones on the Bellechasse-Timmins deposit.

Drilling on the Bellechasse Belt continues to give great encouragement.

The Bellechasse-Timmins deposit includes the previously known Ascot, T1 and T2A and T2B zones with at least eight more parallel quartz-filled gold-bearing brecciated zones in diorite either intersected in drill holes, exposed at surface, or both. The area explored to date is slightly more than 600m wide. Mineralization has been traced by diamond drilling from the southwestern outcrop of the T1 Zone approximately 900m to the northeast on the extension of the Ascot/Road Zone and remains open both to the northeast and to the southwest.

The T1 zone is exposed on surface for about 110m and measures up to 50m across strike. The deepest diamond drill intersection is 300m below surface and shows mineralization visually identical to that bulk sampled at surface. The T2A and T2b zones are up to 30m wide, have been followed for over 300m along strike and intersected by diamond drilling as much as 250m below surface.
The T1 zone is estimated to give at least 11,000 tonnes per vertical metre and the T2A and T2B zones together account for approximately 8,000 tonnes per vertical metre.

Data on the Ascot/Road Zone structure suggests 5600 tonnes per vertical metre for the 400 metre portion drilled. The zone remains open to the northeast.
Diamond drilling is adding to the number of new zones. T1-type, T2-type, and Ascot-type bodies are indicated, and will be defined as the drilling program progresses.

This drilling has indicated extensions to the known mineralization and located new zones in previously unexplored ground. Data have accumulated rapidly, greatly assisting understanding of the deposit.

The mineralization currently being investigated is classified as as:
T1-type: Auriferous quartz filling brecciated diorite in plug-like protrusions from the intrusive.
T2-type: Auriferous quartz filling elongated breccia zones in the body of the intrusive, or in ridge-like apotheosis on the back of the diorites.
Ascot-type: Auriferous quartz in disorganized to massive quartz veins in the volcanic rocks that were intruded by the diorites, probably located above T2-type zones in the intrusive.

The Beland 2009 Anomaly, 6,200 metres southwest of the Bellechasse-Timmins deposit, was tested by three diamond drill holes to investigate the cause of a strong soil gas hydrocarbon response for gold. The apparent cause of the SGH anomaly is a 9m thick zone of quartz veining which shows traces of galena and sphalerite throughout, with fine visible gold at 193.7m in DDH BB-02. This and two other intersections are being processed. The structures tested are tentatively classed as Ascot-type. Further drilling at Beland will be considered when sampling results are available.

Laval's Mountain SGH gold indicator anomaly lies 9.25km northeast of the Bellechasse-Timmins deposit. The Sugar Bush SGH gold indicator anomaly is located 5.3km northeast of the Bellechasse-Timmins deposit. The original Beland prospect lies within the company's Bellechasse Belt claim group a little more than 1km southwest of the Beland 2009 Anomaly. Prospecting has shown indication of auriferous mineralization occurring along a strike distance of about 17 kilometres within this part of the company's claims in the Beauce-Bellchasse region.

Map of mineralized zones on Timmins 1 and 2



Ascot Vein

In 2007, a total of 68 preliminary samples were collected from seven trenches across the Ascot vein, which is part of the large Timmins gold deposit (see accompanying maps). Sample weights ranged from approximately seven to 37 kg, for a total of 1,473 kg. Each sample was crushed, quartered, and four cuts of one kg each were sent for standard fire assay at Eastern Analytical Limited of Springdale, Newfoundland.

Individual assays ranged from 0 to 34 g/t, while the weighted average gold content for those of the 68 samples taken from within the vein range from mineralized background (more than 150 ppb) to a maximum of 4.38 g/t.

Ultramafics:

The relation between the placer gold deposits of the Chaudiere River and tributaries with ultrabasic rocks is under investigation in the course of exploring these intrusives for base and precious metals.

Following the prompt completion of drilling on the Timmins zones, the equipment was moved to test several other key and highly promising ultramafic targets in the Bellechasse-Chaudière property.
Since 2007, a large number of claims have been staked and acquired to cover the ultramafics.

Field work on the ten ultramafic targets is ongoing at the known mineral showings within the claims and will extend along the observed/interpreted contacts, with special attention to areas of structural disturbance that may provide favourable conditions for mineral accumulation. Historical data together with results of an extensive geophysical and structural study have defined priority drill targets.

Ultramafic rocks are generally enriched in copper, nickel, cobalt, gold, silver, and platinum group metals. Under favourable conditions, alteration of ultramafic rocks to serpentinites is accompanied by release of water, silica, and carbonates that can collect, transport, and re-deposit these metals.

Our experience with mineralization associated with serpentinites led the Company to investigate several in the Bellechasse–Chaudière area. Early results indicate that the geochemical processes that have resulted in development of cobalt and nickel deposits, for example those at Bou Azzer, Morocco, were active in south-eastern Quebec, as indicated by the Eastern Metals copper and nickel bodies near St Fabien, Quebec.

The association of gold with serpentinized rocks was observed at Bou Azzer in extensive, but not particularly obvious silicification of both the wall rocks and, to a lesser extent, of the ultrabasic bodies themselves. Justification for this part of the exploration program lies in the gold mineralization observed along the contacts of the serpentinites. The Company has an estimated 100+ kilometers of serpentinite contact to explore.

Fall 2007: Golden Hope staked approximately 600 claims on a series of ultramafic intrusives adjacent and along strike from the Bellechasse belt. Objective: explore these for classic Cu, Co, Ni, PGM and secondary Au combination deposits. Gold derived from the Ultrabasics could be the source of the well known Beauce Placer deposits. These alluvial deposits were mined from the early 1800's into1950's.

2008: Acquires Chute de Bras claims and Rivière des Plante. Mapping and sampling of the smaller ultramafic intrusives and Chute de Bras was completed with over 800 rock samples taken. A portion of the Chute de Bras prospect was mapped in detail.

Two diamond drill holes were completed on Rivière des Plante. One DDH tested a ground IP anomaly identified by the previous exploration program completed by Messers Venditelli and Gartner. The second drill hole confirmed an area of significant silicification reported in diamond drill logs dating from the 1950s. These drill holes did not contain economic mineralization. The core intersected several previously undocumented geological environments that can potentially host gold.

2009 Exploration Program: Mapping, bedrock and geochemical sampling were started over interesting sections of the ultramafic intrusions to identify drilling targets.

Rivière des Plante:
The 2009 program began in May and included mapping and sampling.

Chute du Bras:
A more complete mapping of the very large Chute de Bras ultrabasic was completed in the fall of 2009. The 2009 mapping discovered the L.G. Gold occurrence which is located 4km to the east of the Chute du Bras showing. The western limit of the Chute du Bras area is the Riviere Cinq. The L.G. and the Riviere Cinq area will be investigated in 2010 exploration season by geophysics, geochemical surveys and detailed geological mapping. Results of the investigation will possibly lead to drill targets.

FSG-Coucou: VMS type target
This large base metal sulphide target (3.5 km long) was investigated by 8 diamond drill holes in late 2007. Assay results were not encouraging. A 2008 regional geophysical study identified a more favorable area close to the area drilled as being highly prospective. This geophysical target area has undergone extensive geochemical soil sampling. On October 28, 2009, Golden Hope Mines announced that the Geochemical Analysis confirmed the new target for both Gold and Base Metals. The results were extremely encouraging and copies of the reports are posted on the Golden Hope Mines website at www.goldenhopemines.com. The new target is now being referred to as the FSG Target. Golden Hope Mines expects to further explore this anomaly in 2010 through continued stripping and sampling where possible and by diamond drilling.

St Bejamin: The St-Benjamin area potentially holds the source of the Gilbert River - Famine River Gold placers. Structural and geophysical data indicate areas of interest that will be further tested by geophysical and geochemical surveys.

Other Potential Areas of Intererest: The Moose Cliff, Talon, St-Luc West (Roux) will be explored further by geophysics and geochemical survey and drilling targets will be defined and tested for mineralization.

On July 12, 2010 Golden Hope Mines Limited announced the following update:

Ultrabasic Environment

Geological mapping, prospecting, geochemical surveying, and geophysical studies continue on company mineral claims located within approximately 110km of the belt of serpentinites and ultrabasic intrusives from north of St-Fabien to Riviere Cinq near Chute du Bras west of the Chaudière River.
Geophysical surveying of the copper-nickel prospect at Talon is completed. Geochemical surveying and geological mapping will be completed shortly.
Diamond drilling of a SGH response on Crown Land near St-Luc for both base metals and gold is scheduled as soon as necessary permits are obtained.
Prospecting and geological mapping in the Chute du Bras ultrabasic intrusive continues to follow up auriferous mineralization discovered in the fall of 2009.

Volcanic Environments

Field work continues to confirm the widespread occurrence of predominantly volcanic and volcanoclastic rocks in the Bellechasse area. Geological mapping of the FSG area is almost completed. Geological mapping and prospecting of the large base metal and gold SGH anomaly suggests diamond drilling is required to determine the source of both the gold and base metal responses.

Qualified Persons
Mr. James Tilsley P. Eng is an independent Qualified Person under the standards set forth by National Instrument 43-101, and the Company's designated Qualified Person for the purposes of mineral exploration.

Capital Resources

Financings

On June 6, 2008 GNH raised $430,000 through the issuance of 2,150,000 flow through shares at a price of 20 cents per share. On July 11, 2008 it raised $640,000 through the issuance of 3,764,706 flow through shares at a price of 17 cents per share.

On December 15, 2008 the Company completed a private placement by issuing 7,142,856 flow-through common shares to two limited partnerships associated with MineralFields Group at a price of $0.07 per share, for gross proceeds of $500,000.

On May 6, 2009, the Company issued 4,285,714 flow-through common shares of a private placement at a price of $0.07 per share for $300,000.00

On July 03, 2009, the Company completed a private placement by issuing 600,000 flow through shares at $0.06 cents/share for net proceeds of $36,000.00 and 1,016,000 shares at $0.06 for net proceeds of $60,960.00.

On October 23, 2009, the Company announced the completion of a non-brokered private placement of $313,320 by issuing 4,476,000 units of the Company ("Units") at a price of $0.07 per Unit. Each Unit is comprised of one common share of the Company and one-half (1/2) of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is exercisable into one common share of the Company at a price of $0.12 per share for a period of 24 months.

On December 18, 2009 the Company announced the completion of a non-brokered private placement of $984,200 by issuing 8,201,666 units of the Company ("units") at a price of $0.12 per Unit. Each Unit is comprised of one common share of the Company and one –half (½) of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is exercisable into one common share of the Company at a price of $0.15 per share for a period of 24 months.

On May 6, 2010 the announced that it had completed the first tranche of a non-brokered private placement of 10, 584, 276 units of the Company at a price of $0.18 per Unit for gross proceeds of $1,905,170.
Each Unit is comprised of one common share of the Company and one Common Share purchase warrant. Each Warrant is exercisable into one Common Share at a price of $0.25 per share for a period of 24 months.

Under applicable securities legislation and policies of the TSX Venture Exchange, the Common Shares and the Warrants are subject to a hold period expiring on September 7, 2010.

On May 28, 2010, Golden Hope Mines Limited announced an over-allotment of the private placement that it had announced on April 29, 2010 had been partially exercised and, accordingly, that the Private Placement had been oversubscribed. The Private Placement was announced for $2,000,000 with the Over-Allotment Option of up to an additional $2,000,000. As a result of this exercise of the Over-Allotment Option, the Private Placement had been oversubscribed for total gross proceeds of $2,921,990. The Over-Allotment Option was exercised to purchase 5,649,000 units of the Company (each a "Unit") at a price of $0.18 per Unit for gross proceeds of $1,016,820. Each Unit is comprised of one common share of the Company (each a "Common Share") and one Common Share purchase warrant (each a "Warrant"). Each Warrant is exercisable into one Common Share at a price of $0.25 per share for a period of 24 months.

The Common Shares and the Warrants issued upon the exercise of the Over-Allotment Option are subject to a hold period expiring on September 29, 2010.

The company will look to add to its treasury through additional financing efforts so as to continue working on it's exploration program.

The Company defines capital as shareholders' equity. The Company's objectives when managing capital are to:

- ensure sufficient liquidity to support its financial obligations and execute its operating and strategic plans;
- maintain financial capacity and access to capital to support future development of the business while taking into consideration current and future industry, market and economic risks and conditions; and
- utilize short term funding sources to manage its working capital requirements.

The Company has no externally imposed restrictions on capital.

During 2008, the Company received $420,490.00 of incentive payments from the Quebec Government related to the 2007 exploration campaign.

In 2009 the Company has received $429,620.00 of incentive payments from the Quebec Government related to the exploration program.

On April 9, 2010, the Company received $104,852 as refundable credits on mining duties from the Quebec Government relating to the 2006 ($36,361) and 2007 ($68,491) exploration programs.

During the six month period ended June 30, 2010, 342,857 options were exercised to purchase common shares at a price of $0.07 per share for $24,000 cash, 75,000 options were exercised to purchase common shares at a price of $0.12 per share for $9,000 cash, 950,000 warrants were exercised to purchase common shares at a price of $0.15 per share for $142,550 cash and 540,000 warrants were exercised to purchase common shares at a price of $0.12 per shares for $64,800 cash.

As at June 30, 2010 the Company's cash, cash equivalents and short-term investments were $2,009,338.

On February 18th 2009, Golden Hope announced the appointment of William C. Needham to its Board of Directors. Mr. Needham is Managing Director of ALCO, LLC, a corporate advisor to several developing companies. Over the years, Mr. Needham has served as an independent director to a number of public and private companies. He has served on both audit and compensation committees. Mr. Needham spent 12 years at the investment-banking firm of Oppenheimer & Co., where he held numerous positions, including directing functions of the back office, the syndicate department, and as a registered broker, managing accounts of institutional and high-net-worth individuals and as a specialist in the firm's corporate leveraged buy-out business. Mr. Needham holds a BA degree from Wesleyan University, Middletown, Connecticut. Under an AIESEC Fellowship in international banking, he worked in England and Norway with Privatbanken A/S. The Board has granted incentive stock options to Mr. Needham to purchase 525,000 common shares of Golden Hope at a price of $0.12 per share for a period of three years ending February 17, 2012. Mr. Needham replaced Andre Douchane, who has stepped down from the board. Mr. Douchane had notified the president of Golden Hope Mines that he could no longer serve as a Director of the company due to his increased responsibilities and commitments with the other companies and boards that he serves on.

On August, 2009 the company announced the resignations of both Peter H. Smith and Gilles Dubuc as Directors. Mr. Smith notified the president of Golden Hope Mines that he could no longer serve on the Board due to his increased responsibilities with his own junior exploration company as well as his other commitments. Mr. Dubuc notified the president of Golden Hope Mines that he could no longer serve on the Board due to health reasons.

On August 26, 2009 the company announced that Frank Candido would replace Louis Hoel as President. Mr. Hoel will continue to serve as a Director on the Company's Board of Directors.

On June 7, 2010 the company announced the appointment of Robert J. Stocks to the Board of Directors. Mr. Stocks is currently employed as Counsel at Fasken Martineau, one of Canada's largest law firms. Fasken has been selected as the Global Mining Law firm of the year in 2009 for the fifth consecutive year by Who's Who Legal. Who's Who Legal is the Strategic Research Partner for the American Bar Association's Section of International Law.

Mr. Stocks specializes in corporate and commercial law including such areas as acquisitions, amalgamations and mergers, competition issues, trade marks and licensing agreements, foreign investment in Canada, joint ventures as well as all other types of commercial contracts and agreements. Mr. Stocks is a Member of the Québec Bar, the Bar of Montréal and of the Canadian Bar Association.
Mr. Stocks currently serves on the Board of Directors of BCB Corporate Services Ltd., Suecia Reinsurance Company, Coor Nuclear Services Inc., CellaVision Canada Inc., Medicis Canada Ltd., Medicis Aesthetics Canada Ltd., and FMSC Food Management Services Chain Inc.

Mr. Stocks has also previously served on the Board of Directors of BC Bearing Engineers Ltd., Agfa Canada Inc., Bridgestone-Firestone Canada Inc., LG Electronics Canada Inc., Hyundai Canada Inc., Hyundai Auto Canada Inc., Yamato Transport Canada Inc., Sunkyong Canada Inc., Trygg Hansa Reinsurance Company, SSAB Swedish Steel Inc., NTI Numerical Technologies Inc., Hultdins Canada Inc., Hanil Bank of Canada, Noss Canada Inc., Quebec Meat Packers (1980) Inc.

Mr. Stocks has also served as Honourary Counsel General of Sweden for Toronto and the Province of Ontario and as Chairman of the Swedish Canadian Chamber of Commerce and recipient of the Royal Order of the Polar Star bestowed by the King of Sweden.

Mr. Stocks replaces Mr. Louis Hoel who has served as Director of Golden Hope Mines Ltd. since February 15, 2007.

On June 22, 2010 the company announced announce the appointment of Marc A. Drouin to the Board of Directors.

Over a career spanning almost two decades, Marc Drouin has worked primarily in the fields of corporate development and mergers & acquisitions. In his various roles, Mr. Drouin has acted as both principal and advisor, and across a number of industry sectors and geographies.

Most recently, Mr. Drouin was Head of Group Business Development, Americas, for Anglo American plc, one of the world's largest diversified mining companies.
Previously, he was Vice-President, Corporate Development at Alcan Inc.
Prior to joining Alcan, and for more than a decade, Mr. Drouin held investment and merchant banking positions principally related to mergers and acquisitions.
Mr. Drouin obtained his Bachelor of Commerce from McGill University and his MBA at York University.

Results of Operations

Summary of Quarterly Results

The following tables set out financial performance highlights for the last eight quarters and were prepared in accordance with Canadian GAAP.

	Q2	Q1	Q4	Q3	Q2	Q12	Q4	Q:
	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09	31-Dec-08	30-Sep-0:
Revenues	$-	$-	$-	$-	$155	$1.463	$7,217	$9,880
Expenses	173,747	128,078	154,468	175,536	137,498	93,300	183,587	168,950
Net income (loss)	(173,747)	(128,078)	(154,468)	(175,498)	(137,498)	(93,300)	(183,587)	(168,795)
Net income (loss) per share	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Cash flow from (used in) operations	(253,466)	(231,804)	103,226	294,002	(751,385)	(166,281)	(578,489)	93,808
Cash & cash equivalents, end of period	2,009,338	297,894	685,628	103,727	7,014	122,620	426,494	492,483
Assets	15,263,670	12,660,297	12,883,277	11,822,726	11,899,898	11,777,900	11,968,538	12,057,53:
Long-term liabilities	0	0	0	0	0	60,000	60,000	0
Dividends	0	0	0	0	0	0	0	0

Summary of Annual Results

The following tables set out financial performance highlights for the past three fiscal years, prepared in accordance with Canadian GAAP.

	Twelve months ended December 31, 2009	**Twelve months ended December 31, 2008**	**Twelve months ended December 31, 2007**
Revenues	$-	$8,836	93,446
Expenses	560,802	686,359	2,575,110
Net income (loss)	(560,802)	(677,523)	(2,481,664)
Net income (loss) per share	$(0.01)	$(0.01)	$(0.05)
Cash flow from (used in) operations	(520,438)	(687,995)	(2,127,265)
Cash & cash equivalents, end of period	685,628	426,494	775,577
Assets	12,883,277	11,968,538	11,461,198
Long-term liabilities	0	60,000	0
Dividends	0	0	0

Golden Hope's operations during the six month period ended June 30, 2010 were focused on exploration. During the year six month period ended June 30, 2010 the Company's expenses increased to $301,825 from $230,798 for the six month period ended June 30, 2009 due to costs related to the May 6, 2010 financing. For this reason, the Company's net loss for the six month period ended June 30, 2010 increased to $301,825 from $230,798 for the six month period ended June 30, 2009.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Loans Receivable

	June 30, 2010	Dec 31, 2009
Loan receivable is due from Optimus Asset Management Inc., a company related to a shareholder and director of the Company. The loan is non-interest bearing, unsecured and due on demand. The loan was repaid in full on July 9, 2010.	$ 30,000	$ 30,000

Transactions with Related Parties

The Company paid management fees in the amount of $3,840 (2009 - $78,143 salary) to the former President of the Company.

By directors' resolution dated July 29, 2010, it was resolved that the current President of the Company be paid a salary of $150,000 per year.

The Company paid management fees in the amount of $48,000 (2009 - $48,000) to 9132-8757 Quebec Inc., a company owned by the current President of the Company.

The Company paid legal fees in the amount of $88,665 (2009 - $36,000) to a firm of which a director of the Company is a partner. Of these amounts $33,004 (2009 - $23,618) are included in share issue costs.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company has designated cash and cash equivalents as assets held for trading. Accounts receivable are designated as receivables and accounts payable and accrued liabilities are designated as other liabilities. These financial instruments have been initially measured at fair value. Receivables and accounts payable and accrued liabilities are subsequently measured on the basis of amortized cost using the effective interest rate method. Assets held for trading are revalued on the reporting date based on relevant market information and information about the financial instrument. These valuations are estimates and changes in assumptions could significantly affect the estimate.

(a) Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Cash and cash equivalents are composed of deposits with Canadian and United States financial institutions. Further, the Company limits its credit risk to any individual counterparty. The Company's receivables consist primarily of GST due from the Federal Government of Canada, QST and tax credits receivable due from the Ministry of Revenue of Quebec.

(b) Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices and is comprised of three types of risk:

 (i) Interest rate risk arises because of changes in market interest rates. The Company's cash and cash equivalents are subject to minimal risk in changes in value, have an original maturity of 90 days or less from the date of purchase, and are readily convertible into cash.

 (ii) Currency risk arises because of changes in foreign exchange rates. Some of the Company's current activities are priced in United States dollars.

 (iii) Price risk – the Company will be exposed to price risk with respect to commodity prices, specifically gold, once production commences.

(c) Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities as they fall due.

Adoption of new accounting standards

Effective January 1, 2009, the Company adopted the amended CICA Handbook Section, 1400, "General Standards of Financial Statement Presentation", Section 1535, "Capital Disclosures", and Section 3031, "Inventories".

Section 1400 requires management to make an assessment of an entity's ability to continue as a going concern when preparing financial statements. Section 1535 establishes standards for the disclosure of information regarding a company's capital and how it is managed. Section 3031 establishes that inventories should be measured at the lower of cost and net realizable value. The adoption of these policies did not have an impact on the Company's financial statements.

In February 2008, the CICA issued the CICA Handbook Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets" and Section 3450, "Research and Development Costs". The new section will become effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this section did not have an impact on the Company's financial statements.

In January 2009, the CICA Emerging Issues Committee ("EIC") issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. ECI-173 provides further information on the determination of the fair value of financial assets and financial liabilities under CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement". It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The adoption of this EIC did not have an impact on the Company's financial statements.

Financial Instruments – Disclosure

In June 2009, the CICA amended CICA Handbook Section 3862, "Financial Instruments – Disclosures", which requires additional disclosure of fair value measurements using a fair value hierarchy that refects the significance of the inputs used in making the measurements (Level 1, Level 2 and Level 3 inputs as defined in the standard). The amendment is applicable for years ending after September 30, 2009 and harmonizes with disclosures currently required under US Generally Accepted Accounting Principles ("GAAP"). The adoption of this sections did not have an impact on the Company's financial statements.

Mining exploration costs

In March 2009, the CICA EIC issued EIC-174, "Mining Exploration Costs", which provides guidance on the capitalization of exploration costs related to mining properties and the impairment review of such capitalized exploration costs. The adoption of this EIC did not have an impact on the Company's financial statements.

Recent Accounting Pronouncements

Business combinations

In January 2008, the CICA issued CICA Handbook Section 1582, "Business Combinations", which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued CICA Handbook Sections 1601, "Consolidated Financial Statements", and 1602, "Non-Controlling Interests", which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, which section1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. Adoption of these standards is not expected to have a material impact on the Company's financial statements.

Equity

In August 2009, the CICA issued certain amendments to CICA Handbook Section 3251, "Equity". The amendments apply to entities that have adopted Section 1602, "Non-Controlling Interests". The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity. As the Company has not adopted section 1602, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company and there is no impact to the financial statements for the six month period ended June 30, 2010.

Tax credits receivable

Quebec refundable credit on mining duties at 12%	June 30, 2010	Dec. 31, 2009
2006	$ -	$ 36,361
2007	-	68,491
2008	171,848	171,848
	$171,848	$276,700

Risk Considerations

Nature of Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the Company's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable minerals. Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur. The Company's business of exploring for mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and the Company's common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Proposed Transactions

On February 19, 2010, Golden Hope Mines signed a letter of intent (the "LOI") whereby it proposes to acquire from a prospector (the "Prospector") a 100% stake in certain mining claims (the "Property") located in the Beauce region of South Eastern Quebec. These claims fall within the Bellechasse-Timmins Belt and lie approximately 6 kilometers south west of the Company's Bellechasse-Timmins deposit.

Under the terms of the LOI, Golden Hope Mines can acquire from the Prospector a 100% interest in the Property by paying an amount of $2,500 and issuing 125,000 treasury common shares. Upon Golden Hope Mines having acquired a 100% interest in the Property, the Prospector will retain a 2% net smelter return royalty, which can be bought back by Golden Hope Mines at any time, and at its sole discretion, for the sum of $1,000,000. The transaction is subject to, among other things, the approval of the TSX Venture Exchange. The securities issued under the LOI will be subject to a four (4) month hold period.

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the financial statements. The following accounting estimates are critical: the measurement of future income tax assets and liabilities and assessment of the need to record valuation allowances against those assets; valuation of options; and capitalized mineral property and deferred exploration expenditures.

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned. Based on the results at the conclusion of each phase of an exploration program, management re-evaluates properties that are not suitable as prospects to determine if future exploration is warranted, and that carrying values are appropriate. The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Corporation.

Nature of Operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash, bank balances and highly-liquid short-term investments initially maturing within three months of their acquisition date.

Credit on Mining Duties Refundable and Refundable Tax Credit for Resources

The Company is eligible for a refundable credit on mining duties under the Quebec Mining Duties Act. This refundable credit on mining duties is equal to 12% of expenses incurred for mining activities in Quebec and is recognized as a credit under deferred expenditures.

The Company is also eligible for a refundable tax credit for resources for mining industry companies in relation to eligible expenses incurred. The refundable tax credit for resources represents up to 38.75% of the amount of eligible expenses incurred. This tax credit is recognized as a credit under deferred expenditures.

Mining Claims and Deferred Exploration Expenditures

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred net of government assistance received, until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Impairment of long-lived assets

The Company evaluates the future recoverability of its long-lived assets to determine if events or change in circumstances have transpired which indicate that the carrying value of assets may not be recovered. An impairment loss would be recognized when the net book value of such assets exceeds the estimated undiscounted future cash flows attributable to such assets.

Use of Estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock Based Compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-Through Shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings Per Share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Foreign Currency Translation

The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Exchange gains or losses are included in operations.

Mining Claims and Deferred Exploration Expenditures

	Opening	Additions	Closing
Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$ 1,056,781	$ 62,709	$ 1,119,490
Exploration	10,602,826	1,020,693	11,623,519
Pembroke, Maine, USA			
Acquisition	166,911	-	166,911
	$ 11,826,518	$1,083,402	$ 12,909,920

Bellechasse, Panet and Ware Townships Property

On November 19, 2007, the Company acquired the remaining interest in claims located in Bellechasse Township, Quebec, for $275,000 on the following terms: (i) the issue of 166,668 common shares of the Company valued at $0.30 for $50,000 in order to earn an additional 25% interest; (ii) $100,000 cash payable on or before May 10, 2008 in order to earn an additional 25% interest and (iii) $125,000 cash payable on or before November 28, 2008 in order to earn the remaining 25% interest. The claims are subject only to a 5% net profit royalty on net profits in excess of $250,000. During 2008, the Company renegotiated the payment terms of the agreement. In lieu of the $125,000 payment payable on or before November 25, 2008, the Company paid $25,000 on April 30, 2009 and $25,000 on June 30, 2009 to earn an additional 25% interest in the claims. The Company paid $25,000 on September 30, 2009, $50,000 on December 31, 2009 and $60,000 on June 30, 2010 to earn the remaining 25% interest in the claims.

On April 30, 2010, the Company issued 250,000 common shares valued at $0.18 per share to Gold Belt Mining Ltd. for the acquisition of the 10% net profit royalty in regard to the property.

The property now consists of approximately 500 claims for a total of 25,000 hectares (61,776 acres).

Pembroke, Maine, USA

Pursuant to an agreement dated October 1, 2007, the Company had purchased the surface rights in certain properties located in Pembroke in the state of Maine, U.S.A. and described as follows:

Mains Properties - containing approximately 160 acres.

Gardner Property - containing approximately 67 acres.

Part of Wilder Properties - containing approximately 15 acres.

The properties were acquired for $122,375 ($125,000 USD).

On May 15, 2007, the Company reached a settlement agreement for the purchase of the land located in Pembroke, Washington County, U.S.A., being the northwestern half of lot number six (6) in the fourth (4th) range, containing approximately 100 acres, from Irene and Gary Moore, for a total settlement amount of $41,056 ($36,000 USD).

The company is no longer pursuing its interests in Maine, USA and as a result has engaged a real estate agent in the Pembroke, Maine area to sell its entire land package.

Accounts Payable and Accrued Liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the Company in the amount of $79,833. At June 30, 2010, this amount is still outstanding and bears interest plus costs.

During 2008, a claim was filed against the Company by a vendor. The action alleges an unpaid debt owing to the vendor totalling $108,120 and an additional unspecified amount of damages. Management assessed that it is premature to determine the likely outcome of this action. Included in accounts payable is $73,868 payable to the vendor.

Long Term Debt

	June 30, 2010	December 31, 2009
Liability for the purchase of mining claims in Bellechasse Township, Quebec	$ -	$ 110,000
Less: Current portion	-	110,000
	$ -	$ -

IFRS Implementation Plan

On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards ("IFRS") from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises. Therefore the Company will be required to report its results in accordance with IFRS starting in 2011, with comparative IFRS information for the 2010 fiscal year.

The Company is undertaking a preliminary diagnostic and will develop an IFRS conversion implementation plan, which will include a detailed assessment of the impact of the conversion on the financial statements and related disclosures throughout 2009. The plan will also consider the impact of the conversion of the Company's internal controls over financial reporting, performance measurement systems, disclosure controls and procedures and other business activities that may be influenced by GAAP measurement.

The Company is analyzing the significant IFRS-GAAP differences with respect to the Company's financial statements and disclosures however, at this time the impact on our future financial position and results of operations is not reasonably determinable. The Company will quantify the potential effect of these differences as part of the conversion implementation plan.

For further information regarding the company, see the Company`s documents filed on www.sedar.com or visit www.goldenhopemines.com.